UNITED STATES

OMB APPROVAL
OMB Number:3235-0167 Expires:July 31, 2024 Estimated average burden hours per response1.50

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-27031

FULLNET COMMUNICATIONS INC

(Exact name of registrant as specified in its charter)

201 Robert S. Kerr Avenue, Suite 210

Oklahoma City, Oklahoma 73102

(405) 236-8200

Common Stock, $0.00001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 128

Pursuant to the requirements of the Securities Exchange Act of 1934 FullNet Communications Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2024 By: /s/ Roger P. Baresel

Roger P. Baresel, Chief Executive Officer